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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                               AMENDMENT NO. 6 TO
                                 SCHEDULE 14D-9

                      SOLICITATION/RECOMMENDATION STATEMENT
                       PURSUANT TO SECTION 14(d)(4) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                              WYMAN-GORDON COMPANY
                            (Name of Subject Company)

                              WYMAN-GORDON COMPANY
                      (Name of Person(s) Filing Statement)

                     COMMON STOCK, PAR VALUE $1.00 PER SHARE
                         (Title of Class of Securities)

                                   983085 10 1
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                      (CUSIP Number of Class of Securities)

                                 DAVID P. GRUBER
                      CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                              WYMAN-GORDON COMPANY
                              244 WORCESTER STREET
                                  P.O. BOX 8001
                     NORTH GRAFTON, MASSACHUSETTS 01536-8001
                                 (508) 839-4441
 (Name and Address and Telephone Number of Person Authorized to Receive Notice and Communications on Behalf of the Person(s) Filing Statement)

                                 WITH COPIES TO:

                              DAVID F. DIETZ, P.C.
                           JOSEPH L. JOHNSON III, P.C.
                           GOODWIN, PROCTER & HOAR LLP
                                 EXCHANGE PLACE
                        BOSTON, MASSACHUSETTS 02109-2881
                                 (617) 570-1000

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         This Amendment No. 6 to Schedule 14D-9 amends the
Solicitation/Recommendation Statement on Schedule 14D-9 originally filed by Wyman-Gordon Company (the "Company") on May 21, 1999 relating to the tender offer by WGC Acquisition Corp., a Massachusetts corporation and wholly owned subsidiary of Precision Castparts Corp., an Oregon corporation ("Parent"), for all of the outstanding shares of common stock, par value $1.00 per share (the "Shares"), of the Company, at a purchase price of $20.00 per Share, net to the seller in cash, without interest thereon, less applicable withholding taxes, if any, and upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 21, 1999 and the related Letter of Transmittal (which together constitute the "Offer"). The item numbers and responses thereto below are in accordance with the requirements of Schedule 14D-9. Except as otherwise indicated herein, the information set forth in the Schedule 14D-9 remains unchanged and all capitalized terms used herein shall have the respective meanings ascribed to them in the Schedule 14D-9.

ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED

         Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding thereto the following information:

         On September 8, 1999, Parent and the Company announced that the expiration date of the Offer (which was scheduled to expire at midnight, New York City time, on Friday, September 10, 1999) has been extended until midnight, New York City time, on Friday, October 1, 1999; provided, however, that if the applicable waiting period (and any extension thereof) under the HSR Act in respect of the Offer expires or is terminated prior to September 17, 1999, the expiration date of the Offer will be the date which is ten business days immediately following public disclosure of the expiration or termination of the waiting period under the HSR Act. The extension of the Offer is intended to provide Parent with additional time to reach agreement with the FTC regarding the proposed acquisition. The FTC staff has indicated to Parent that it will recommend to the FTC that the proposed acquisition be permitted to proceed if Parent and the Company agree to divest certain of the Company's investment castings operations. The FTC staff would require that the Company reach agreement with one or more buyers to sell a portion of the assets to be divested prior to Parent's acquisition of the Company. Parent and the Company are continuing to negotiate the terms of the proposed divestiture with the FTC and are seeking potential buyers for the assets that have been identified for divestiture. There can be no assurance that Parent and the Company will find buyers for the assets the FTC staff has requested to be divested. The press release of Parent and the Company, dated September 8, 1999, extending the Offer is incorporated herein by reference to Exhibit 12 to the Schedule 14D-9.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS

         Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding thereto the following information:

         Exhibit 12 Joint Press Release issued by Wyman-Gordon Company and Precision Castparts Corp. dated September 8, 1999
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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 9, 1999

                              WYMAN-GORDON COMPANY

                              By: /s/ Wallace F. Whitney, Jr.
                                  ------------------------------------------
                                  Name:  Wallace F. Whitney, Jr.
                                  Title: Vice President